SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D/A
               Under the Securities Exchange Act of 1934

                           (Amendment No. 6)*

                 HOLLYWOOD ENTERTAINMENT CORPORATION
                           (Name of Issuer)

                             Common Stock
                  (Title of Class of Securities)

                              436141 10 5
                            (CUSIP Number)

                           Mark J. Wattles
                         7945 W. Sahara #205
                       Las Vegas, Nevada 89117
                              702-804-0079
     (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                            March 30, 2005
         (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                    (Continued on following pages)

__________________
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   NAME OF REPORTING PERSON

            Mark J. Wattles

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)     [ ]
                                                         (b)     [ ]
(3)   SEC USE ONLY


(4)   SOURCE OF FUNDS

           [PF/OO]

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d)OR 2(e)
                                                                 [  ]
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
                                 : (7) SOLE VOTING POWER
                                 :     0
      Number Of Shares           : (8) SHARED VOTING POWER
      Beneficially Owned
      By Each Reporting          : (9) SOLE DISPOSITIVE POWER
      Person With                :     0
                                 : (10) SHARED DISPOSITIVE POWER
                                 :

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0 shares

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                 [  ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%

(14) TYPE OF REPORTING PERSON

          IN

         This Amendment No. 6 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Statement") filed by Mark J. Wattles on April 7, 2004, as amended by Amendment No. 1 filed on October 15, 2004, Amendment No. 2 filed on January 24, 2005, Amendment No. 3 filed on February 4, 2005, Amendment No. 4 filed on March 22, 2005 and Amendment No. 5 filed on March 30, 2005, relating to the beneficial ownership of shares of Common Stock of Hollywood Entertainment Corporation, an Oregon corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Statement, as amended.

         Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement, as amended.

Item 4. Purpose of Transaction.

         The first paragraph of Item 4 is hereby amended and restated in its entirety:

         As described in Item 5(c), Mr. Wattles disposed of all of the shares of the Company's Common Stock that he beneficially owned.

Item 5. Interest in Securities of the Issuer.

         Item 5(a) is hereby amended and restated in its entirety:

         (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of 0 shares of the Company's Common Stock. Mr. Wattles' beneficial ownership of the Company's Common Stock represents 0% of the Company's issued and outstanding shares.

         Item 5(c) is hereby amended by addition of the following:

         (c) Mr. Wattles effected the following transactions in the open market since his most recent filing on Schedule 13D:
                                                         Price per Share
   Trade Date    Transaction Type      Quantity        (without commission)
  -----------    ----------------    -------------    ----------------------
    3/30/05          Sold               268,000             13.18
    3/31/05          Sold               755,611             13.1469
    4/1/05           Sold             2,962,582             13.2003

         Item 5(e) is hereby added:

         On March 31, 2005, Mr. Wattles ceased to be the beneficial owner of more than five percent of the Company's Common Stock.

                                 SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Dated: April 1, 2005

                                           /s/ Mark J. Wattles
                                          --------------------------------
                                           Mark J. Wattles